An Yen E. Hu +1 650 752 3185 AHu@goodwinlaw.com	Goodwin Procter LLP 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

August 10, 2018

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:     Mara L. Ransom

                      Parhaum J. Hamidi

                      Jim Allegretto

                      Anthony Watson

Re:	Eventbrite, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 23, 2018

CIK No. 0001475115

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Eventbrite, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted confidentially on July 23, 2018 (the “Draft Registration Statement”), as set forth in your letter dated August 6, 2018 addressed to Julia D. Hartz, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting a Second Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Securities and Exchange Commission

August 10, 2018

Cover Page

1.

We note your inclusion of user endorsements in the graphics you have added here and on page 88. Please confirm that these users have consented to their statements being included in your registration statement. Also, if any of these users were paid for these endorsements, please disclose that fact.

RESPONSE: The Company advises the Staff that each user included in the graphics on the cover and on page 95 of the Amended Draft Registration Statement has consented to his or her statements being included in the Company’s registration statement. The Company further advises the Staff that none of the users were paid for their endorsements.

Risk Factors

Risks Related to our Business and Industry

“Our payment system depends on third-party providers . . . ,” page 17

2.

We note that, in response to comment 6, you have revised your disclosure on pages 17, 96 and 97 to describe certain termination-related provisions of your 2017 agreement with Square. Please also disclose the term of the agreement, the nature of your payment obligations (e.g. fixed or variable), and the duration of the “no termination” period you describe here. We note in that regard your disclosure that Square will become your primary online payment processing partner for EPP and your exclusive point-of-sale payment processing partner in the United States, Canada, Australia, the United Kingdom as well as any new territories Square enters into over time.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Draft Registration Statement to describe the term of the agreement, the nature of the Company’s payment obligations and the duration of the “no termination” period.

Management’s Discussion and Analysis

Components of Results of Operations, page 71

3.

We reissue comment 15 in part. Please revise to identify any specific payment methods which you expect will have a material impact on your cost of revenue as a percentage of revenue. We note in that regard your statement on page 71 that you expect such cost to fluctuate “as a result of certain factors, including . . . transaction costs associated with specific payment methods.” We also note your revised disclosure on page 72 which states that you “anticipate that general and administrative expenses will decrease as a percentage of net revenue as our revenue grows and as we experience reductions in creator sales tax and VAT accruals.” Please revise to explain why you expect creator sales tax and VAT accruals to decrease given that higher paid ticket volume in 2017 caused an increase in sales tax and VAT accruals during that period, per your revised disclosure on page 76.

RESPONSE: The Company advises the Staff that its reference to “specific payment methods” on page 71 of the Draft Registration Statement was intended to refer to lower payment processing costs outside of the United States. In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Amended Draft Registration Statement to remove the reference to “specific payment methods” and to clarify that the Company’s geographic revenue mix is the primary driver of cost of net revenue as a percentage of net revenue.

Securities and Exchange Commission

August 10, 2018

The Company further advises the Staff that it has revised the disclosure on page 72 of the Amended Draft Registration Statement to clarify why it expects sales tax and VAT accruals to decrease over time despite higher paid ticket volume.

4.

We further note that, in response to comment 15, you have revised your disclosure on page 72 to state that you anticipate sales, marketing and support expenses to decrease as a percentage of net revenue in the long term due to “continued growth from our efficient customer acquisition channels.” In addition, your revised disclosure in the first paragraph of page 76 identifies your leveraging of “low-cost customer acquisition channels” as a downward driver of sales, marketing and support expenses during 2017. Please revise to specify these “low-cost” and “efficient” customer acquisition channels and to explain why you expect relative growth in these channels such that they will drive a decrease in sales, marketing and support expenses as a percentage of net revenue in future periods.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosures on pages 71 and 78 of the Amended Draft Registration Statement to further describe its low-cost and efficient customer acquisition channels. Furthermore, the Company has revised the disclosure on page 71 of the Amended Draft Registration Statement to explain why the Company expects relative growth in these channels such that they will drive a decrease in sales, marketing and support expenses as a percentage of net revenue in future periods.

Comparison of years ended December 31, 2016 and 2017, page 75

5.

Please quantify the extent currency fluctuations and the increase in the proportion of lower price tickets quantitatively affects year-to-year comparisons of net revenues. In this regard, we note revenue per paid ticket declined in 2017 compared to 2016. To the extent practical, please provide a price volume variance analysis of your revenue per paid ticket.

RESPONSE: The Company advises the Staff that it has determined that currency fluctuations were not a material driver of the changes to the Company’s net revenue between 2017 and 2016, and therefore, the Company has removed such reference in the disclosure on page 77 of the Amended Draft Registration Statement. Furthermore, in response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Amended Draft Registration Statement to disclose its net revenue per paid ticket during 2016 and 2017 and to discuss the cause of the decline of net revenue per paid ticket during these periods.

Business

Our Market, page 89

6.

As part of your response to comment 4, you cite a February 2012 news release from the U.S. Bureau of Labor Statistics as support for your statement on page 89 that the Bureau “projects that the event industry in the United States will grow by 44% by 2020.” Please revise your disclosure to clarify that this projection was released in February 2012 and represents a prior projection of growth from 2010 to 2020 in employment for meeting, convention, and event planners, and not market growth in the event industry overall. Alternatively, please remove this disclosure.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Amended Draft Registration Statement to clarify that the U.S. Bureau of Labor Statistics projection was released in February 2012 and that such projection represents a prior projection of growth from 2010 to 2020 in employment for meeting, convention and event planners.

Securities and Exchange Commission

August 10, 2018

Our Technology Platform, page 93

7.

We note your response to comment 9 and the related revisions to pages 26 and 94. Please further revise your disclosure to describe the payment arrangements under your agreement with AWS. For example, please specify whether the agreement establishes fixed fees and/or provides for a pay-as-you-go approach.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amended Draft Registration Statement to discuss payment arrangements under its agreement with Amazon Web Services.

Index to Consolidated Financial Statements

Revenue Recognition, page F-10

8.

We note your disclosure that the creator is the primary obligor in a ticketing transaction as the creator is responsible for providing the event and providing for refunds in the event of cancellation and that you receive a service fee for providing a platform for the creator and event attendee to transact. With respect to payment processing fees, we are unclear on how you are not the primary obligor with respect to processing the payment for the transaction. Please specifically address how you analyzed your rights and obligations of processing the payment when a customer uses EPP. Please finally advise what is being netted against the payment processing revenue, how payment processing fees or interchange fees are classified. We may have further comment.

RESPONSE: The Company respectfully advises the Staff that it is the primary obligor with respect to the transaction for the payment processing service. In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Amended Draft Registration Statement to clarify that it is the primary obligor for the payment processing service because it is acting as the principal in providing the service and has latitude in setting the price for the service.

The Company advises the Staff that it records revenue associated with the payment processing fee on a gross basis and records the costs associated with the payment processing service as cost of net revenue on a gross basis. No amounts related to the payment processing service are netted when presented in the statements of operations. The Company further advises the Staff that it has revised the disclosure on page F-12 of the Amended Draft Registration Statement to clarify how the Company records revenue for the payment processing service.

Note 12 Common Stock

Common Stock Subject to Repurchase, page F-34

9.

We have reviewed your response related to comment 24. Please tell us why you did not revise your disclosure here to reflect the fact you include unvested shares subject to repurchase in the number of shares of common stock outstanding.

Securities and Exchange Commission

August 10, 2018

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-39 of the Amended Draft Registration Statement to clarify that unvested shares subject to repurchase are included in the number of shares of common stock outstanding.

Unaudited Pro Forma Condensed Combined Statements of Operations

Note 3 Pro Forma Adjustments, F-67

10.	We have reviewed your response related to comment 25. Please revise your disclosure to clarify how you calculated the various pro forma adjustments.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on page F-74 and F-75 of the Amended Draft Registration Statement to clarify how the Company calculated the various pro forma adjustments.

[Signature Page Follows]

Securities and Exchange Commission

August 10, 2018

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3185.

Sincerely,

/s/ An-Yen E. Hu

An-Yen E. Hu

cc:	Julia D. Hartz, Eventbrite, Inc.

Randy Befumo, Eventbrite, Inc.

Samantha Harnett, Eventbrite, Inc.

Anthony McCusker, Goodwin Procter LLP

Rezwan Pavri, Wilson Sonsini Goodrich and Rosati, P.C.

Andrew Hill, Wilson Sonsini Goodrich and Rosati, P.C.

Danny Wallace, PricewaterhouseCoopers, LLP